02048557

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 6 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

Huaneng Power International's Announcement on July 8, 2002, in English with respect to its power generation for the first half of the year 2002.

To: Business Editor
[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.
Announces its Power Generation for the First Half Year of 2002

(Beijing, China, July 8, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its power generation for the first half year of 2002.

Based on the preliminary statistics, as of June 30, 2002, the Company's total power generation based on the consolidated financial statement for the first half year was 29.42 billion kWh, an increase of 11.2% over the same period of last year on the same basis, representing approximately 51.6% of the planned generation for the year 2002. The power generation at the Company's Fuzhou, Shantou Coal-fired and Nantong Power Plants increased significantly.

The increase in power generation of the Company's power plants in the first half year of 2002 was mainly attributable to the following reasons:

1. The power generation of Fuzhou Power Plant increased 1.73 billion kWh over the same period of last year due to the decrease of hydro-power generation in Fujian Province and increase of generation output to the East China power grid;
2. The power generation of Nantong and Nanjing Power Plants increased 10.9% and 6.3% respectively due to the rapid economic growth and continuous increase of power demand in Jiangsu Province;
3. The power generation of Shantou Coal-fired Power Plant increased 14.7% due to the severe drought in the Eastern part of Guangdong Province where Shantou Coal-fired Power Plant operates , which is resulted from the rare rain fall and continuous high temperature in Guangdong Province;
4. The relevant high reliability of the generating units of the Company's power plants.

.../P.2

The power generation of each of the Company's power plants in the first half year of 2002 was, respectively, as follows (in billion kWh):

Dalian	3.07	Shantou Oil-fired	0.08
Fuzhou	3.71	Dandong	1.57
Nantong	3.65	Nanjing	1.69
Shangan	3.55	Dezhou	3.28
Shanghai	3.62	Jining	0.89
Shantou Coal-fired	2.18	Weihai	2.13

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total net generation capacity of 13,160MW, the Company is the largest independent power producer in China.

~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By ____________________

Name: Wang Xiaosong
Title: Vice Chairman

Date: July 9, 2002